Exhibit 99.1

Diversified Energy Company PLC
(“Diversified” or the “Company”)

Board of Director Updates

Diversified Energy Company PLC (LSE: DEC) (NYSE: DEC) is pleased to announce that its Board of Directors (the “Board”) has appointed Randall Wade as an independent non-executive director, effective 11 April 2025.

Mr. Wade is a Co-Founder of EIG and a member of its Investment and Executive Committees. He has broad involvement in the firm’s various activities including investments, investor relations, operations and strategic initiatives. Since joining EIG in 1996, Mr. Wade has filled various roles including President, Chief Operating Officer, head of the direct lending strategy, investment principal with coverage responsibility for Australia and an analyst for the oil and gas team.

Prior to joining EIG, Mr. Wade was a Commercial Lending Officer for First Interstate Bank of Texas, where he was responsible for developing a middle-market loan portfolio. Mr. Wade received his B.A. in Economics and his B.B.A. in Finance from the University of Texas at Austin.

Upon his appointment, Mr. Wade will become a member of the Board’s Sustainability and Safety Committee.

Commenting on the appointment, David Johnson, Chairman, said:

“It is my pleasure to welcome Randall to Diversified’s Board of Directors. His breadth of experience,  leadership, and reputation in the energy industry will provide valuable perspectives. We look forward continuing our valued partnership with EIG and to Randall’s contributions as Diversified continues to progress its strategy of responsibly delivering sustainable stakeholder returns.”

Mr. Wade previously served as a director for NGL Energy Partners (NYSE: NGL) and has held no other public company directorate positions in the last five years.

The Company is making this announcement pursuant to UK Listing Rule 6.4.6R with no further disclosure necessary under Listing Rule 6.4.8R.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.